UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

BARNES & NOBLE, INC.

(Name of Issuer)

Common Stock, par value $0.001 Par Value

(Title of Class of Securities)

067774109

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 5, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 067774109

1	NAME OF REPORTING PERSONS Ronald W. Burkle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,291,213 Common Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,291,213 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,291,213 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.62%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 067774109

1	NAME OF REPORTING PERSONS Yucaipa American Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,291,213 Common Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,291,213 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,291,213 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.62%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 067774109

1	NAME OF REPORTING PERSONS Yucaipa American Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,291,213 Common Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,291,213 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,291,213 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.62%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 067774109

1	NAME OF REPORTING PERSONS Yucaipa American Alliance Fund II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,291,213 Common Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,291,213 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,291,213 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.62%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 067774109

1	NAME OF REPORTING PERSONS Yucaipa American Alliance Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,806,868 Common Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,806,868 Common Shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,806,868 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.83%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 067774109

1	NAME OF REPORTING PERSONS Yucaipa American Alliance (Parallel) Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,484,345 Common Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,484,345 Common Shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,484,345 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.79%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* See Item 5 hereof.

INTRODUCTION

  This Amendment No. 6 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 2, 2009, as amended by Amendment No. 1 thereto, filed with the SEC on November 13, 2009, Amendment No. 2 thereto, filed with the SEC on November 17, 2009, Amendment No. 3 thereto, filed with the SEC on February 1, 2010, Amendment No. 4 thereto, filed with the SEC on February 25, 2010, and Amendment No. 5 thereto, filed with the SEC on March 31, 2010 (together, this “Schedule 13D”), by (i) Ronald W. Burkle, an individual, (ii) Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American”), (iii) Yucaipa American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”), (iv) Yucaipa American Alliance Fund II, LLC, a Delaware limited liability company (“YAAF II LLC”), (v) Yucaipa American Alliance Fund II, L.P., a Delaware limited partnership (“YAAF II”) and (vi) Yucaipa American Alliance (Parallel) Fund II, L.P., a Delaware limited partnership (“YAAF II Parallel” and, together with Mr. Burkle, Yucaipa American, Yucaipa American Funds, YAAF II LLC and YAAF II, the “Reporting Persons”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Company”). Capitalized terms used and not otherwise defined in this Amendment No. 6 shall have the meanings set forth in this Schedule 13D. The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 6) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING INFORMATION:

ITEM 4.	Purpose of Transaction.

  On May 5, 2010, YAAF II and YAAF II Parallel (collectively, “Yucaipa”) filed a lawsuit against the Company in the Delaware Chancery Court. A copy of the complaint is attached as an exhibit to this Schedule 13D.

  The Yucaipa complaint alleges that the members of the Board of Directors of the Company breached their fiduciary duties of loyalty, care and good faith owed to the Company and its stockholders by, among other things, adopting and maintaining a discriminatory poison pill without any legitimate corporate purpose. The complaint asserts that the poison pill, which the Board of Directors unilaterally adopted on November 17, 2009, entrenches Leonard Riggio and the incumbent Directors while disenfranchising the Company’s public stockholders by preventing the public stockholders from acquiring the same level of voting power that the Riggio family holds.

  The complaint also alleges that the poison pill, and in particular specific exceptions and exclusions custom made for the Riggio family, are intended to protect and preserve the Riggio family’s control over the Company and to prevent public stockholders from challenging that control through a proxy contest.

  Yucaipa requests that the Court, among other things, (a) find that the Directors breached their fiduciary duties, (b) direct the Directors to amend the poison pill to allow any stockholder to acquire the same level of voting power as is held by the Riggio family or alternatively enjoin the Riggios from exercising the voting power associated with their shares in excess of 20% of the outstanding Common Stock, (c) declare that no member of the Riggio family may acquire additional Common Stock without triggering the poison pill, and (d) declare that cooperation among stockholders with respect to a proxy contest or a vote on the poison pill will not trigger the poison pill.

                  The Reporting Persons believe (a) the Company’s corporate governance policies and practices are deficient, (b) the Company has a long history of related party transactions that have significantly benefitted members of the Riggio family to the detriment of the Company’s public stockholders, and (c) the Company has an unacceptable record of poor and declining performance. As a result of these issues, as well as the Board of Directors’ failure to engage in substantive discussions requested by Yucaipa regarding improving the Company’s corporate governance practices and policies, Yucaipa currently expects to nominate three candidates for election to the Company’s nine-member classified Board of Directors at the Company’s 2010 Annual Stockholders Meeting, as an alternative to the Company’s three nominees.

  Except as set forth above or as previously disclosed in this Item 4, none of the Reporting Persons has any present plans or proposals which would relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING INFORMATION:

ITEM 5.	Interest in Securities of the Issuer.

Items 5(a)(i) and 5(a)(ii) of this Schedule 13D are hereby amended and restated as follows:

     (a)      (i) YAAF II is the direct beneficial owner of 6,806,868 shares of Common Stock, and YAAF II Parallel is the direct beneficial owner of 4,484,345 shares of Common Stock.

      (ii) Based upon the 57,558,325 shares of Common Stock outstanding as of February 28, 2010, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on March 11, 2010, the number of shares of Common Stock directly beneficially owned by YAAF II and YAAF II Parallel represents approximately 11.83%, and 7.79% of the Common Stock, respectively, and 19.62% of the Common Stock in the aggregate.

Item 5(c) of this Schedule 13D is hereby amended to include the following information:

(c)           The tables below set forth purchases of the shares of the Company’s Common Stock by the Reporting Persons during the last 60 days. All of such purchases were effected by YAAF II or YAAF II Parallel, as indicated, in broker transactions on the New York Stock Exchange.

Transactions Effected by YAAF II

Date	Amount of Shares	Approximate Price Per Share ($) (net of commissions)

April 30, 2010	150,712	$21.9051
May 3, 2010	120,570	$22.6320
May 5, 2010	60,285	$21.0505

Transactions Effected by YAAF II Parallel

Date	Amount of Shares	Approximate Price Per Share ($) (net of commissions)
April 30, 2010	99,288	$21.9051
May 3, 2010	79,430	$22.6320
May 5, 2010	39,715	$21.0505

ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND RESTATED WITH THE FOLLOWING INFORMATION:

ITEM 7.         Material to be Filed as Exhibits.

Document

99.1	Joint Filing Agreement, dated as of January 2, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on January 2, 2009).

99.2	Letter dated January 28, 2010 from Ron Burkle to the Company’s board of directors (incorporated by reference to Exhibit 99.2 to the Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on February 1, 2010).

99.3	Complaint filed by Yucaipa on May 5, 2010 in the Delaware Chancery Court.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2010

RONALD W. BURKLE

By:	/s/ Ronald W. Burkle
Ronald W. Burkle

YUCAIPA AMERICAN MANAGEMENT, LLC

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN FUNDS, LLC

By: Yucaipa American Management, LLC
Its: Managing Member

	By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, LLC

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

		By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

Exhibit Index

Document

99.1	Joint Filing Agreement, dated as of January 2, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on January 2, 2009).

99.2	Letter dated January 28, 2010 from Ron Burkle to the Company’s board of directors (incorporated by reference to Exhibit 99.2 to the Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on February 1, 2010).

99.3	Complaint filed by Yucaipa on May 5, 2010 in the Delaware Chancery Court.